Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos. 333-233934 and 333-233934-01

September 26, 2019

This free writing prospectus relates to a presentation to investors by Brookfield Infrastructure Partners L.P. on September 26, 2019 that references the proposed special distribution of Brookfield Infrastructure Corporation, which is described in the Registration Statement on Form F-1 (File Nos. 333-233934 and 333-233934-01) filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, on September 25, 2019. A portion of the presentation is reproduced below.

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Expanding Our Investor Base –Introducing BIPC Sam Pollock Managing Partner & CEO Brookfield 46

Making Brookfield Infrastructure available to more investors! Brookfield Infrastructure Partners L.P. (“BIP LP”) is a category leader, with an exceptional business and financial profile; However we believe there remains an untapped market of investors Brookfield 46

47 We are launching Brookfield Infrastructure Corporation (“BIPC”) Structured with the intention of being economically equivalent to BIP Units Brookfield

48 BIP LP unitholders will receive one (1) share of BIPC for every nine (9) units of BIP LP Transaction overview 1.Subject to stock exchange and regulatory approvals. NYSE: BIPC1 TSX: BIPC1 BIPC will be a publicly-listed Canadian corporation, created via an effective stock split We expect to complete the special distribution in the first half of 20201 Broolfield

49 Shares of BIPC intend to have the same economics as BIP LP units Identical dividends/distributions Exchangeable to BIP LP units at any time Brookfield We expect BIPC shares and BIP LP units will be considered equivalent as a result of these attributes Brookfield Identical dividends/distributions Exchangeable to BIP LP units at any time Brookfield 50

50 We see many benefits in establishing BIPC Broader index inclusion Tax advantages for some Expanded investor base BIPC LISTED CORPORATION 50

Pre-split Unrestricted AUM LP Restricted AUM Expanded investor base Opportunity to attract new investors that would not otherwise invest in limited partnerships due to tax reporting or other reasons BIPC is expected to expand our universe of potential investors •U.S. retail investors •Index funds / Exchange traded funds •Active money managers •Additional indices •European investors 51 Brookfield

52 Broader index inclusion 1.Based on preliminary analysis, and subject to approval by index committees. Today, BIP LP’s most notable index memberships include: S&P/TSX Composite Index                S&P/TSX 60 Index BIPC shares should be eligible for inclusion into additional indices Russell Indices1 MSCI Indices1 Brookfield 52

53 Tax advantages BIPC investors will receive: Higher after-tax yield (certain investors) Dividends are expected to be qualified for U.S. investors U.S. federal tax rate of 24% vs. 41% “Eligible” dividends for Canadian investors Common dividend reporting slips Annual Form 1099 (U.S.) Annual Form T5 (Canada) Brookfield

How will this stock split work?

BIPC will be created via a stock split with an initial **market capitalization of ~$2B**

	PRE-SPLIT		POST-SPLIT	
	Units/Share	**Market Cap**	**Units/Shares**	**Market Cap**
BIP LP	295	$ 14,072	295	$ 12,673
BIPC	-	-	46	1,976
RPUs[1]	122	5,819	122	5,241
Total	**417**	**$ 19,891**	**463**	**$ 19,891**

Should have **no impact** on Brookfield Infrastructure's combined market cap

1. Redeemable Partnership Units held by Brookfield Asset Management.
Figures calculated based on NYSE unit price of $47.70 at September 20, 2019.

Brookfield
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55 BIPC: Questions You May Have Brookfield

56 Why are we not implementing a full conversion? Allows us to issue preferred units at a lower cost of capital Provides Canadian unitholders with higher current after-tax yields Morecost-effective way to hold investments in certain jurisdictionsThe continued existence of BIP LP alongside BIPC provides three key advantages:

Is the BIPC float large enough? •Estimated initial market float of $2 billion •Investment decisions into BIPC should take into account size of the whole organization (~$20 billion market cap) •BIPC is expected to grow over time with: –Follow-on equity issuances –Potential for additional splits similar to this one •Liquidity concerns mitigated through exchange mechanism Brookfield 57

58FFO     •No change •BIP LP through its control of BIPC will consolidate results going forward    NAV •No change on combined basis Market Cap •No change on combined basis Dividends/Distributions •No change on combined basis Fees to BAM •No change on combined basis

59 BIPC expected to have minimal impact on Brookfield Infrastructure No incremental tax consequences 1 No change in management oversight or governance 2 No impact to credit ratings expected 3 Immaterialadmin costs to maintain 4 Minimalfinancial reporting implications 5

Notice to Recipients All amounts are in U.S. dollars unless otherwise specified. Unless otherwise indicated, the statistical and financial data in this presentation is presented as of June 30, 2019. DISCLAIMER This presentation has been prepared for informational purposes only from information supplied by Brookfield Infrastructure and from third-party sources indicated herein. Such third-party information has not been independently verified. Brookfield Infrastructure makes no representation or warranty, expressed or implied, as to the accuracy or completeness of such information. CAUTION REGARDING FORWARD-LOOKING STATEMENTS This presentation contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable U.S. and Canadian securities laws. The words “expect”, “estimate”, “anticipate”, “plan”, “believe”, “seek”, “intend”, “forecast”, “project”, “target” or derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements and information. Forward-looking statements and information in this presentation include statements regarding the creation of Brookfield Infrastructure Corporation (“BIPC”) and the future performance and prospects of BIPC and Brookfield Infrastructure following the special distribution of BIPC’s shares, including anticipated benefits associated with the creation of BIPC such as BIPC’s ability to attract new investors, BIPC’s eligibility for index inclusion and tax advantages relating to BIPC; BIPC’s impact on Brookfield Infrastructure; expansion of Brookfield Infrastructure’s business; growth in FFO (as defined below); participating in a growing asset class; the likelihood and timing of successfully completing the transactions and other initiatives referred to in this presentation; the integration of newly acquired businesses into our existing operations; the future prospects and financing of the assets that Brookfield Infrastructure operates or will operate; commissioning of our capital backlog; availability of investment opportunities; our intention to maintain an investment grade credit rating; the continued growth of Brookfield Infrastructure and its businesses in a competitive infrastructure sector; future revenue and distribution growth prospects in general and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. These forward-looking statements and information are not historical facts but reflect our current expectations regarding future results or events and are based on information currently available to us and on assumptions we believe are reasonable. Although we believe that our anticipated future results, performance or achievements expressed or implied by these forward-looking statements and information are based on reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by these forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and information herein. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this presentation include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the performance of global capital markets, the availability and terms of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business, changes in technology which have the potential to disrupt the business and industries in which we invest, uncertainty with respect to future sources of investment opportunities, our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, our active pipeline of new investment opportunities and growing backlog of committed organic growth capital expenditure projects may not be completed as planned, and other risks and factors described in the documents filed by Brookfield Infrastructure Partners L.P. (the “Partnership”) with the securities regulators in Canada and the United States including under “Risk Factors” in the Partnership’s most recent Annual Report on Form 20-F, its most recent interim report, and the prospectus qualifying the special distribution of BIPC’s shares. The creation of BIPC is subject to stock exchange and regulatory approvals that have not yet been received and there can be no assurances that the stock exchanges on which BIPC intends to apply to list its shares will approve the listing of BIPC’s shares or that BIPC will be included in any indices. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise. A registration statement (including a prospectus) has been filed with the SEC for the special distribution. You should read the prospectus in that registration statement and other documents the Brookfield Infrastructure and BIPC have filed with the SEC for more complete information about the special distribution. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the prospectus can be sent to you at no cost if you request it by contacting bip.enquiries@brookfield.com. IMPORTANT NOTE REGARDING NON-IFRS FINANCIAL MEASURES To measure performance we focus on net income as well as funds from operations (“FFO”), adjusted funds from operations (“AFFO”), adjusted EBITDA, rate base, return on rate base, adjusted EBITDA to interest ratio, consolidated leverage, corporate interest coverage, constant currency basis and adjusted EBITDA margin, which we refer to throughout this presentation. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs and non-cash valuation gains or losses. We define AFFO as FFO less maintenance capital expenditures. We define adjusted EBITDA as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs and non-cash valuation gains or losses. We define rate base as a regulated or notionally stipulated asset base. We define return on rate base as adjusted EBITDA divided by time weighted average rate base. We define adjusted EBITDA to interest ratio as adjusted EBITDA divided by interest expense on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations. We define consolidated leverage as net debt divided by net debt plus the market value of Brookfield Infrastructure based on the closing price of Brookfield Infrastructure’s units on the New York Stock Exchange (assuming full conversion of Brookfield’s interest in Brookfield Infrastructure into units of Brookfield Infrastructure). We define corporate interest coverage as AFFO plus interest expense incurred on corporate debt divided by interest expense incurred on corporate debt. We define constant currency basis as current period earnings translated at prior period foreign exchange rates which allows the Partnership to remove the impact of changes in rates from our operating results. We define adjusted EBITDA margin as adjusted EBITDA divided by revenues. These measures are not calculated in accordance with, and do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”). These measures are therefore unlikely to be comparable to similar measures presented by other issuers. These measures have limitations as analytical tools. See the Reconciliation of Non-IFRS Financial Measures section of the Partnership’s most recent Annual Report on Form 20-F and most recent interim report for a more fulsome discussion including reconciliations to the most directly comparable IFRS measures. Brookfield 66